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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Amanda Ravitz, Assistant Director
Tim Buchmiller, Senior Attorney
Heather Percival, Reviewing Attorney
Lynn Dicker, Senior Accountant
David Burton, Reviewing Accountant

Re:	Restoration Robotics, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted on July 7, 2017
CIK No. 0001409269

Ladies and Gentlemen:

On behalf of our client, Restoration Robotics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 2”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on July 7, 2017 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 3, 2017 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes copies of Submission No. 2, including copies which have been marked to show changes from the Draft Submission, as well as copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 15, 2017

The ARTAS Solution, page 3

1.	Disclose your system’s approved marketing indications. In this regard, we note your disclosure in the last risk factor on page 22 that your FDA approval is limited to hair follicle dissection in males that have black or brown straight hair. Revise your disclosure under “Market Overview” on page 2 to reflect how your addressable market is limited by that approval.

Response: In response to the Staff’s comment, the Company has revised pages 2 and 78 of the Registration Statement.

2.	Tell us whether the pictures represent typical results.

Response: In response to the Staff’s comment, the Company has revised pages 3 and 83 of the Registration Statement.

Risks Associated With Our Business, page 5

3.	Expand the third bullet point to disclose the covenant mentioned on page 26 that you will not incur additional indebtedness and discuss the potential limitation on your ability to raise additional capital and the impact on shareholders.

Response: In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement.

4.	Briefly indicate the material risk you face from U.S. and international government regulations as a provider of medical devices.

Response: In response to the Staff’s comment, the Company has revised page 5 of the Registration Statement.

Implications of Being an Emerging Growth Company, page 6

5.	Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff, under separate cover, with any written materials that it or anyone authorized to do so on its behalf presents to potential investors in reliance on Section 5(d) of the Securities Act.

Summary Consolidated Financial Data, page 9

6.	We note disclosures in this section and throughout the filing that you intend to present pro forma adjustments that give effect to the automatic conversion of all of

August 15, 2017

your outstanding shares of preferred stock into shares of common stock and the conversion of convertible preferred stock warrants into common stock warrants. We further note your disclosures on page F-28 that your preferred stock automatically convert into shares of common stock upon an initial public offering provided that the offering price is not less than $3.58 per share and the aggregate gross proceeds to the company are not less than $25.0 million. Please tell us whether you presently expect the offering to meet such conditions. If not, explain to us why you believe these pro forma adjustments are factually supportable.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the automatic conversion of the Company’s preferred stock in connection with the proposed initial public offering will, based on the Company’s discussions with certain of its preferred stockholders, occur pursuant to a stockholder vote approving the conversion in accordance with the Company’s Amended and Restated Certificate of Incorporation, as amended, by way of written consent of the holders of at least a majority of the preferred stock of the Company outstanding as of immediately prior to the initial public offering. The Company has revised pages 8, 10, 54, 56, 59, 145, F-9, and F-20 of the Registration Statement to reflect the mechanism by which the conversion will occur.

We will require substantial additional financing…, page 13

7.	Revise your disclosure regarding potential debt financings in this risk factor to indicate that your current loan agreement contains a covenant that you may not incur additional indebtedness.

Response: In response to the Staff’s comment, the Company has revised page 13 of the Registration Statement.

We depend on certain technologies that are licensed to us…, page 33

8.	Clarify whether the licenses from third parties that you are dependent on are more than just the license from HSC. If you are dependent on other licenses, please expand your disclosure in your “Business” section to disclose the duration and effect of those licenses and file any such license agreements as exhibits if appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not presently consider any third party license to be material to the Company’s business except for the HSC license, which was disclosed in and will be filed as an exhibit in a subsequent amendment to the Registration Statement with a confidential treatment request to be submitted to the Staff.

Industry and Market Data, page 50

9.	We note your disclosures on pages 2 and 83 referring to published studies involving your product. Please tell us whether you commissioned any of the third-party data you cite for use in connection with your registration statement.

August 15, 2017

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not commissioned any of the third-party studies cited or referenced in the Registration Statement.

10.	Revise the last sentence of the fourth paragraph to disclose the amount of proceeds you will use to make scheduled payments on your loan as well as the interest rate and maturity date of the loan.

Response: In response to the Staff’s comment, the Company has revised page 51 of the Registration Statement.

Use of Proceeds, page 51

11.	Disclose the amount of proceeds you currently intend to use for researching and developing the robotic implantation system and for obtaining regulatory approval for that system.

Response: In response to the Staff’s comment, the Company has revised pages 7 and 51 of the Registration Statement.

Dilution, page 55

12.	Expand the disclosure on page 56 to clarify how the numbers and percentages in the table would change assuming the exercise of all outstanding warrants and options.

Response: In response to the Staff’s comment, the Company has revised page 57 of the Registration Statement.

Three Months Ended March 31, 2016 and March 31, 2017, page 67

13.	Revise your revenue disclosure to quantify the increases in your net revenue during the first quarter of 2017 attributable to changes in prices and changes in volume. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised pages 68 and 69 of the Registration Statement, further clarifying the disclosure to indicate that the primary drivers of revenue are system sales and not price.

Years Ended December 31, 2015 and December 31, 2016, page 69

14.	Clarify what the “certain strategic changes” were to your U.S. sales force in 2016 and disclose the drivers behind the strategic changes.

Response: In response to the Staff’s comment, the Company has revised pages 64 and 70 of the Registration Statement.

August 15, 2017

Business, page 76

15.	We note your risk factor disclosure on page 12 regarding physicians being able to obtain financing to purchase your systems. Expand your disclosure to indicate how your business model addresses customers being able to purchase your products.

Response: In response to the Staff’s comment, the Company has revised page 91 of the Registration Statement.

16.	We note you are developing ARTAS implantation and seeking regulatory approval for intended sales of that feature in 2018. If potential customers might delay purchases of your system until that feature is available, please include appropriate risk factor disclosure. Also disclose if you intend your current systems to be upgradeable for that feature.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, based on its ongoing customer and prospective customer interactions, the Company does not presently believe that the potential regulatory approval of the ARTAS implantation functionality is likely to cause any delays of purchases of the ARTAS System in any material way. In response to the Staff’s comment regarding whether the Company intends for its current systems to be upgradeable, the Company has revised page 88 of the Registration Statement.

Drawbacks of Strip Surgery and FUE Surgery Using Hand-Held Devices, page 81

17.	Briefly clarify how your system addresses each of the drawbacks you mention.

Response: In response to the Staff’s comment, the Company has revised page 83 of the Registration Statement.

Implantation, page 86

18.	Revise this section to remove any suggestion that you will receive regulatory approval for the indication you discuss and clarify whether the clinical trial is part of a regulatory submission.

Response: In response to the Staff’s comment, the Company has revised page 88 of the Registration Statement.

Competition, page 91

19.	We note you compete on the basis of procedure costs to patients. In an appropriate location in your prospectus, disclose the factors that affect procedure costs and indicate a general range of procedure costs to patients.

Response: In response to the Staff’s comment, the Company has revised page 83 of the Registration Statement.

August 15, 2017

Research and Development, page 92

20.	Disclose the material amounts spent on research and development in the past three years. Refer to Item 101(c)(1)(xi) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 93 of the Registration Statement.

The Company respectfully advises the Staff that, pursuant to the JOBS Act, the Company is choosing to present only two years of audited financial statements in the Registration Statement. It is the Company’s belief that the Staff has consistently interpreted Title I of the JOBS Act to supersede existing disclosure provisions in Regulation S-K that would impose disclosure obligations on emerging growth companies inconsistent with Title I of the JOBS Act. The Company is further relying on the Staff’s JOBS Act FAQ, Questions 11, 15, 27 and 41 as it relates to presenting an additional year of research and development expenses not presented in the audited financial statements included in the Registration Statement.

License Agreement with HSC Development LLC and James A. Harris, MD, page 93

21.	Please disclose the duration and effect of the patents subject to the license agreement.

Response: In response to the Staff’s comment, the Company has revised page 94 of the Registration Statement.

Manufacturing, page 93

22.	Disclose the effective date of the master agreement you disclose in the first paragraph of this section.

Response: In response to the Staff’s comment, the Company has revised pages 19 and 95 of the Registration Statement.

23.	Reconcile your disclosure here regarding single-source suppliers with your disclosure in the last risk factor on page 20 regarding “several sole source suppliers.”

Response: In response to the Staff’s comment, the Company has revised page 21 and 95 of the Registration Statement.

Certain Relationships and Related Party Transactions, page 125

24.	File the indemnification agreements and the agreement with Aurus as exhibits to your registration statement.

August 15, 2017

Response: In response to the Staff’s comment with respect to the indemnification agreements, the Company will include the form of indemnification agreement as an exhibit in a subsequent amendment to the Registration Statement.

With respect to the license agreement with Auris, the Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe the license agreement meets the requirements for filing as a material contract under Item 601(b)(10) of Regulation S-K. In particular, the Company believes the license agreement to be of immaterial amount and significance.

Voting Agreement, page 126

25.	Revise to identify the “certain holders” you mention here and in the next section and disclose how each holder is a related party. Refer to Item 404(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 127 of the Registration Statement.

Principal Stockholders, page 128

26.	Disclose all natural persons who exercise the sole or shares voting and dispositive powers with respect to the shares held in the name of the entities identified in your table.

Response: In response to the Staff’s comment, the Company has revised pages 130 and 131 of the Registration Statement.

Description of Capital Stock, page 131

27.	File as an exhibit to your registration statement the amended and restated investor rights agreement referred to in the introductory paragraph of this section.

Response: In response to the Staff’s comment, the Company has filed the amended and restated investors’ rights agreement as an exhibit to the Registration Statement.

Shares Eligible for Future Sale, page 136

28.	Please clarify the reference to “substantially all” security holders who entered into the lock-up agreements.

Response: In response to the Staff’s comment, the Company has revised page 137 and 145 of the Registration Statement.

August 15, 2017

Underwriter Warrants, page 144

29.	It is unclear from your disclosure if the warrants have been exercised. Clarify if the outstanding warrants will remain exercisable for Series C preferred stock or will be exercisable for common stock after your offering.

Response: In response to the Staff’s comment, the Company has revised page 145 of the Registration Statement.

* * *

August 15, 2017

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3014 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo of LATHAM & WATKINS LLP

cc:	Ryan Rhodes, Restoration Robotics, Inc.
Charlotte Holland, Restoration Robotics, Inc.
Dave Cordeiro, Restoration Robotics, Inc.
Shayne Kennedy, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP
John D. Hogoboom, Lowenstein Sandler LLP